UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of       December, 2003

Commission File Number    0-29586

(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No     ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)

Date: December 1, 2003                     By: ____"Sandra J. Hall"____ ______
Sandra J. Hall,
President, Secretary & Director

Consolidated Financial Statements
September 30, 2003
(Unaudited)
(Expressed in Canadian Dollars)

2 Adelaide Street West, Suite 301, Toronto, Ontario M5H 1L6
1-866-230-3305 www.enernorth.com

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EnerNorth Industries Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
	September 30, 2003	June 30, 2003
	(unaudited)	(audited)

ASSETS
Current
Cash and cash equivalents	$5,593,300	$6,729,283
Restricted cash	1,218,070	1,218,070
Marketable securities	394,539	176,804
Receivables	4,972,619	6,503,464
Due from co-venturer	551,282	461,150
Inventories	780,822	713,835
Unbilled revenue	(110,606)	1,680,806
Prepaid expenses	234,620	240,725

Total current assets	13,634,646	17,724,137

Oil and gas interests (net of accumulated
depletion)	4,961,048	4,444,038
Capital assets (net of accumulated
depreciation and amortization)	3,150,253	3,166,786
Investment (Note 4)	3,500,000	3,500,000

	$25,245,947	$28,834,961

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$1,289,919	$2,036,933
Accounts payable and accrued liabilities	3,060,779	5,747,414
Due to shareholder (Note 3(b))	154,676	402,419
Current portion of long-term debt	158,309	158,309
Deferred revenue	2,341,116	2,399,086
Future income tax liability	302,900	302,900
Oakwell claim (Note 5)	5,900,000	5,900,000
Total current liabilities	13,207,699	16,947,061

Long-term debt	503,294	528,020
Site Restoration	106,274	106,274
Total liabilities	13,817,267	17,581,355

Shareholders' equity
Capital stock (Note 6)	43,339,132	43,339,132
Deficit	(31,910,452)	(32,085,526)
Total shareholders' equity	$11,428,680	$11,253,606

	$25,245,947	$28,834,961

The accompanying notes to the financial statements are an integral part of these financial statements

2

EnerNorth Industries Inc.
Consolidated Statements of Income and Deficit
(Unaudited)
(Expressed in Canadian dollars)
	For the three
	month period
	ending September 30
	2003	2002

Sales	$6,952,262	$10,462,874
Cost of sales (including depreciation
and depletion of $160,352; 2002 - $117,619)	5,956,197	9,175,826

Gross profit	996,065	1,287,048

Administrative expenses	884,664	896,717
Amortization of capital assets	33,661	17,179
Interest	22,995	40,208
Interest on long-term debt	13,209	11,466

	954,529	965,570

Income before the following	41,536	321,478

Other income	133,538	-

Net income before tax	$175,074	$321,478

Income taxes
Future	66,528	-
Utilization of loss carryforwards	(66,528)	-

-		-

Net income	$175,074	$321,478

Deficit, beginning of period	(32,085,526)	(24,038,050)

Deficit, end of period	($31,910,452)	($23,716,572)

Net income per Common Share
Net income per share	$0.04	$0.09
Weighted average common shares
outstanding (thousands)	4,059	3,526

Fully Diluted net income per Common Share
Net income per share	$0.04	$0.09
Weighted average common shares
outstanding (thousands)	4,592	3,670

The accompanying notes to the financial statements are an integral part of these financial statements

3

EnerNorth Industries Inc.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)

	For the three month period
	ending September 30
	2003	2002

Cash provided by (used in)

Operating activities
Net income	$175,074	$321,478
Adjustments to reconcile net income to
net cash provided by operating activities
Amortization and depletion	194,013	134,798
Gain on sale of marketable securities	(14,628)	-

	354,459	456,276
Net change in non-cash working capital
Receivables	1,530,845	(6,580,243)
Inventories and unbilled revenue	1,724,425	1,671,437
Prepaid expenses	6,105	6,505
Accounts payable and accrued liabilities	(2,686,635)	3,903,351
Deferred revenue	(57,970)	-

	871,229	(542,674)

Financing activities

Bank indebtedness	(747,014)	763,672
Repayments of Long term debt	(46,212)	(47,577)
Repayment to shareholders	(247,743)	(313,346)

	(1,040,969)	402,749

Investing activities
Purchase of capital assets	(36,108)	(26,027)
Oil and gas interests	(627,975)	(87,122)
Due from co-venturer	(99,053)	(924,832)
Marketable securities	(203,107)	(435)

	(966,243)	(1,038,416)

Decrease in cash	(1,135,983)	(1,178,341)
Cash, beginning of period	6,729,283	5,610,621

Cash, end of period	$5,593,300	$4,432,280

Cash, end of period consists of:
Cash	$2,798,875	$1,719,015
Money market funds	$2,794,425	$2,713,265

The accompanying notes to the financial statements are an integral part of these financial statements

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EnerNorth Industries Inc.
Notes to Unaudited Consolidated Financial Statements
For the Three Month Period Ending September 30, 2003
(Expressed in Canadian Dollars)

1. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by management following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended June 30, 2003. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements together with notes for the year ended June 30, 2003. The unaudited consolidated financial results for the three month period ending September 30, 2003 and 2002 include the accounts of the Company and its wholly owned subsidiary M&M Engineering Limited, a Newfoundland and Labrador company, M&M’s wholly-owned subsidiary M&M Offshore Limited, a Newfoundland and Labrador company, 10915 Newfoundland Limited, 11123 Newfoundland Limited and the proportionate share of its interests in joint ventures whose business focus is construction, mechanical contracting and steel fabrication. Operating results for the three months ended September 30, 2003 are not indicative of the results that may be expected for the full year ending June 30, 2004.

  Segmented information

The Company's operations are separated into two distinct segments; the Industrial & Offshore Division, consisting of the consolidated operations of M&M Engineering Limited, a wholly owned subsidiary, and the Oil & Gas Division performing oil and gas exploration and production. M&M is an industrial contracting company performing fabrication and installation of process piping, installation of production equipment, steel tank erection, specialized welding services and industrial maintenance. Results for the three month period ending September 30, 2003 and September 30, 2002 are presented in the Consolidated Statements of Segmented Information below:

EnerNorth Industries Inc.
Consolidated Statements of Segmented Information
(Unaudited) (Expressed in Canadian Dollars)

For the three months ending September 30, 2003

	Industrial
	& Offshore	Oil & Gas	Corporate	Total

Revenue	6,820,024	132,238	-	6,952,262

Interest expense	35,691	-	513	36,204

Amortization and depletion	83,048	110,965	-	194,013

Net earnings (loss)	360,450	(68,543)	(116,833)	175,074

Capital assets and
oil and gas interests	3,150,253	4,961,048	-	8,111,301

For the three months ending September 30, 2002

	Industrial
	& Offshore	Oil & Gas	Corporate	Total

Revenue	10,306,317	156,557	-	10,462,874

Interest expense	49,901	-	1,773	51,674

Amortization and depletion	60,849	73,949	-	134,798

Net earnings	689,503	(21,761)	(346,264)	321,478

Capital assets and
oil and gas interests	2,800,037	4,413,251	-	7,213,288

  Related Party Transactions

a.	During the three month period ending September 30, 2003 a director of the Company was paid US$5,000 under a nine month consulting agreement that commenced September 1, 2003.

b.	During the three month period ending September 30, 2003 the Company repaid $247,743 to a shareholder and a director of the Company.

    These transactions were in the normal course of business of the Company and were measured at the exchange amount.

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EnerNorth Industries Inc.
Notes to Unaudited Consolidated Financial Statements
For the Three Month Period Ending September 30, 2003
(Expressed in Canadian Dollars)

  Subsequent Events

As of September 30, 2003 the Company owns 11,348,200 shares of Konaseema EPS Oakwell Power Limited ("KEOPL"), a company incorporated in India that is developing a power project in Andhra Pradesh. Pursuant to an Agreement and Arbitration Award passed on October 11, 2003, VBC Ferro Alloys Ltd. ("VBC") agreed to transfer an additional 500,000 equity shares in KEOPL of par value of INR 10 each aggregating to Indian Rupees ("INR") 5 million (approximately Cdn$150,000) to the Company as special consideration arising out of an increase in the equity of KEOPL.

Pursuant to the Arbitration Award, VBC shall be required to buy the 11,348,200 shares in KEOPL for consideration of INR 113,482,000 (approximately Cdn$3.3 million) on or before the earlier event of 60 days after the first disbursal of funds on Financial Closure of the Project and March 31, 2004. The Company shall at its option upon written notice to VBC offer to sell and VBC shall be required to buy the 500,000 equity shares of KEOPL at the par value of INR 5 million on or before the same dates mentioned above. If VBC does not buy back or pay for the shares by March 31, 2004 interest of 12% will be charged per annum.

  Oakwell Claim

In August 2002 the Company was named as a defendant in a legal proceeding in the High Court of Singapore. On October 16, 2003, the Company received a decision from the court with respect to a 13 day trial held from May 5, 2003 to May 22, 2003. In his decision, the judge awarded Oakwell Engineering Limited a total award of US$4.16 million (approximately Cdn$5.4 million) plus certain legal costs, estimated at Cdn$0.5 million. On November 13, 2003, the Company filed a Notice of Appeal of the Judgment in the Court of Appeal of the Republic of Singapore. A provision of Cdn$5.9 million was recorded for this claim in the Company’s June 30, 2003 audited consolidated financial statements.

  Share Capital
  Authorized and Issued:

Authorized:
Unlimited number of Common Shares, without par value
Unlimited number of Class A Preference Shares, Series I
Unlimited number of Class A Preference Shares, Series II

Issued
Common shares

	#	Consideration

Balance, as at June 30, 2003	4,059,009	$43,339,132

Balance, as at September 30, 2003	4,059,009	$43,339,132

  Common share purchase warrants outstanding consist of the following:

Exercise	Expiry	2003	2002
Price	Date	#	#

$28.80	October 4, 2002	-	32,000
US$ 13.35	March 13, 2003	-	13,333
US$ 1.80	December 31, 2004	533,332	-

		533,332	45,333

  Common share purchase options outstanding consist of the following:

Exercise	Expiry		2003	2002
Price	Date	Holder	#	#

$12.00	June 14, 2005	Consultant	-	7,000
$18.90	January 8, 2006	Directors and employees	-	91,333

			-	98,333

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